July 14, 2008
Via EDGAR and by courier
Barbara C. Jacobs
Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
Mail Stop 4561
100 F Street NE
Washington, D.C. 20549
Re:	Hypercom Corporation Form 10-K for the fiscal year ended December 31, 2007 Filed March 14, 2008 File No. 001-13521 Hypercom response letter dated May 23, 2008

Definitive Proxy Statement on Schedule 14A Filed April 30, 2008 File No. 001-13521
Dear Ms. Jacobs:
     This letter responds to the letter of the staff of the Securities and Exchange Commission (the “Staff”), dated June 20, 2008, to Hypercom Corporation (the “Company”) regarding its Definitive Proxy Statement on Schedule 14A, File No. 001-13521 filed on April 30, 2008 (the “Proxy Statement”).
     This letter sets forth each comment of the Staff in the comment letter (numbered in accordance with the comment letter) and, following each comment, sets forth the Company’s response.
Definitive Proxy Statement
Compensation Discussion and Analysis, page 11
     Staff Comment:
     1. Please expand your discussion to provide additional analysis of the effect of individual performance on cash compensation. We note that your disclosure suggests that it is a significant factor considered by the Committee. You should provide additional detail and an analysis of how individual performance contributed to actual compensation for the named executive officers. For example, disclose the elements of individual performance, both quantitative and qualitative, and specific contributions the Committee considered in its evaluation. See Item 402(b)(2)(vii) of Regulation S-K.

Securities and Exchange Commission
July 14, 2008

     Company Response:
     We respectfully submit that in our Annual Report on Form 10-K for the year ended December 31, 2008 (“2008 10-K”), or as incorporated by reference from the information contained in our Definitive Proxy Statement on Schedule 14A with respect to our 2009 Annual Meeting of Stockholders (which will be filed with the SEC no later than 120 days following our fiscal year end) (“2009 Proxy Statement”), and, where appropriate, in our other periodic filings, we will expand the compensation discussion and analysis to provide additional analysis of the effect of individual performance on cash compensation, including the disclosure required by Item 402(b)(2)(vii) of Regulation S-K.
Annual Cash Incentive, page 14
     Staff Comment:
     2. On page 12 you indicate that once a budget is established, based in part on the CEO’s percentage increase recommendations, base compensation may be adjusted at the CEO’s discretion within the budget. You also indicate that your CEO assists your Compensation Committee in establishing an annual bonus pool based upon your corporate performance and[,] once such bonus pool is established by your Compensation Committee and approved by your Board, your CEO allocates annual cash bonus awards consistent with performance ratings, Compensation Bands and [y]our Compensation Philosophy. With respect to cash bonuses during a fiscal year, please address how the CEO and your Committee determined the specific awards based upon the achievement or non-achievement of performance ratings. We would expect to see a more focused quantitative discussion of the extent to which target or maximum levels of performance goals were achieved and how achievement of the various corporate performance objectives and individual goals resulted in specific payouts under the plan. To facilitate an understanding of the compensation earned, you should consider disclosing for the fiscal year (1) the aggregate dollar amount of the plan funding bonus pool, (2) the dollar amount of the maximum amount[,] based on percentage assigned, that an executive officer could be awarded and (3) the dollar amount of the actual award provided to a named executive officer. Please refer to paragraphs (b)(1)(v) and (b)(2)(v) and (vi) of Item 402 of Regulation S-K.

Securities and Exchange Commission
July 14, 2008

     Company Response:
     We respectfully submit that in our 2008 10-K, or as incorporated by reference from the information contained in our 2009 Proxy Statement, and, where appropriate, in our other periodic filings, we will expand the compensation discussion and analysis to provide a more focused quantitative discussion of the extent to which target or maximum levels of performance goals were achieved and how achievement of the various corporate performance objectives and individual goals resulted in specific payouts under the plan, including the disclosure required by paragraphs (b)(1)(v) and (b)(2)(v) and (vi) of Item 402 of Regulation S-K.
2007 Stock Option Grants, page 16
     Staff Comment:
     3. You indicate that in Fiscal 2007 you continued to utilize stock options for executive officers and that to ensure that grants are linked to potential for long-term contribution, you make your annual grants of options to executives following performance assessments to ensure appropriateness of each award consistent with expectations for future performance. You list individual performance, retention risk, Compensation Bands and other special factors as factors considered in determining the number of options granted. Please tell us what consideration you gave to Item 402(b)(2)(v) of Regulation S-K in determining whether to disclose more specifically the items of performance considered.
     Company Response:
     While consideration was given to Item 402(b)(2)(v) of Regulation S-K with respect to our disclosure of factors considered in determining the number of stock options granted to executive officers in Fiscal 2007, we did not specifically detail the items of performance considered with respect to such grants. We respectfully submit that in our 2008 10-K, or as incorporated by reference from the information contained in our 2009 Proxy Statement, and, where appropriate, in our other periodic filings, we will expand the compensation discussion and analysis to disclose more specifically the items of performance considered with respect to grants of stock options to executive officers as required by Item 402(b)(2)(v) of Regulation S-K.
Potential Payments upon Termination or Change of Control, page 31
     Staff Comment:
     4. Where appropriate, please describe and explain how the appropriate payment and benefit levels are determined under the various circumstances that trigger payments or provision of benefits under the employment agreements. See paragraph (j)(3) of Item 402 of Regulation S-K. Also, in the compensation discussion and analysis, discuss how these arrangements fit into your overall compensation objectives and affect the decisions you made regarding other compensation elements and the rationale for decisions made in connection with those arrangements.

Securities and Exchange Commission
July 14, 2008

     Company Response:
     We respectfully submit that in our 2008 10-K, or as incorporated by reference from the information contained in our 2009 Proxy Statement, and, where appropriate, in our other periodic filings, we will expand our disclosure with regard to potential payments or benefits upon termination or change of control to include the information required by paragraph (j)(3) of Item 402 of Regulation S-K. In addition, we will expand the compensation discussion and analysis to explain how these arrangements, and decisions made with respect thereto, are considered on balance with other elements of executive compensation and the rationale for decisions made in connection with these arrangements.
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     If you require any additional information on these issues, or if we can provide you with any other information that will facilitate your continued review of this filing, please advise us at your earliest convenience. You may reach me at (480) 642-5055.
     Please also note that, for purposes of future correspondence, our business and mailing address has changed. Our new address is 8888 East Raintree Drive, Suite 300, Scottsdale, Arizona 85260; Tel.: (480) 642-5000.

Sincerely,

Hypercom Corporation

/s/ Douglas J. Reich

Douglas J. Reich Senior Vice President, General Counsel, Chief Compliance Officer and Corporate Secretary
Enclosures
cc:	Michael F. Johnson, Division of Corporation Finance
Philippe Tartavull
Robert Vreeland
Shawn Rathje
DLA Piper US LLP
     Steven D. Pidgeon, Esq. (via e-mail: steven.pidgeon@dlapiper.com)
David P. Lewis, Esq. (via e-mail: david.lewis@dlapiper.com)